Exhibit 12

Questar Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited)

	12 Months Ended March 31,
	2003	2002
	(Dollars In Thousands)
Earnings
Income before income taxes and cumulative effects of accounting changes	$296,282	$214,336
Less Company’s share of earnings of equity investees	(12,156)	(702)
Plus distributions equity investees	14,454	4,137
Less minority interest in loss	(408)	(1,450)
Plus debt expense	80,001	69,277
Plus allowance for borrowed funds used during construction	815	3,761
Plus interest portion of rental expense	2,620	2,603
	$381,608	$291,962

Fixed Charges
Debt expense	$80,001	$69,277
Plus allowance for borrowed funds used during construction	815	3,761
Plus interest portion of rental expense	2,620	2,603
	$83,436	$75,641

Ratio of Earnings to Fixed Charges	4.57	3.86

For purposes of this presentation, earnings represent income before income taxes and cumulative effects of accounting changes adjusted for fixed charges, earnings and distributions of equity investees and equity in minority interest. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%. Income before income taxes and cumulative effects of accounting changes include Questar’s share of pretax earnings of equity investees.